SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of January, 2004

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

FOR IMMEDIATE RELEASE

For further information, please contact:
Geraldo Travaglia Filho, Lucas Melo, Marcelo Rosenhek,
Valérie Cadier Adem, Leandro Alves e Letícia Wrege.
Av. Eusébio Matoso, 891-15th floor
São Paulo, SP 05423-901, Brazil
Phone: (55 11) 3097-1626 / 1313
Fax: (55 11) 3813-6182 / 3097-4830
E-mail: investor.relations@unibanco.com.br

(São Paulo, January 23, 2004) - Unibanco - União de Bancos Brasileiros S.A. announces the decision taken at the Extraordinary General Meeting held today.

- Election of a new member of the Board, Mr. Armínio Fraga Neto.

Armínio Fraga was the President of Brazil’s Central Bank from March 1999 to December 2002, following a six-year stint as managing director at Soros Fund Management, LLC, in New York. Unibanco’s new board member had a previous passage through the Central Bank of Brazil, in 1991 and 1992, as Director of International Affairs; he also worked for Salomon Brothers, in New York, as vice-president, and as chief-economist at Banco de Investimentos Garantia, in Brazil. Mr.Fraga received his undergraduate and master’s degrees in Economics from the Catholic University of Rio de Janeiro, and went on to Princeton University in 1985, where he obtained a PhD in Economics. He is currently an associate professor, on sabbatical leave, at the Getulio Vargas Foundation Graduate School of Economics, in Rio de Janeiro. He also taught at Columbia University’s School of International Affairs, at University of Pennsylvania’s Wharton School of Business, and at the Catholic University of Rio de Janeiro.

The Unibanco Board of Directors will therefore acquire the following structure:

Chairman: Pedro Moreira Salles;

Vice-chairmen: Gabriel Jorge Ferreira and Pedro Malan;

Directors: Israel Vainboim, Tomas Zinner Pedro Bodin de Moraes and Armínio Fraga Neto.

XXXXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: January 29, 2004

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Chief Financial Officer

By:	/s/ Fernando Barreira Sotelino & Joaquim Francisco de Castro Neto
Fernando Barreira Sotelino & Joaquim Francisco de Castro Neto
Chief Executive Officers